Securities and Exchange Commission
October 16, 2007
Page 2


October 17, 2007


VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Ms. Cicely LaMothe
              Mr. Wilson K. Lee


RE:  American Church Mortgage Company
        Form 10-KSB for the year ended 12/31/06
        File No. 000-25919


Ladies and Gentlemen:

I am writing in response to the comment presented in the letter from Ms. Cicely LaMothe dated October 10, 2007 to American Church Mortgage Company (the "Company"), a Minnesota corporation. For the Staff's convenience, the Response is preceded by the related Staff Comment. The Tandy acknowledgment is attached to this letter as Exhibit A.


Form 10-KSB For the Year Ended December 31, 2006


Certifications

Comment 1.     We note that the  identification of the certifying  individual at the beginning of the certification  required by Exchange Act Rule
               13a-14(a) also includes the title of the  certifying  individual.
               Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

 Response 1.   I have signed the  certifications in my personal capacity and the
               Company will revise the certifications in its future filings to exclude the title of the certifying individual from the opening sentence.

If you have any questions in connection with the filing, please contact the undersigned at (952) 945- 9455.

Very truly yours,

/s/ Philip J. Myers
Philip J. Myers

3441572v1


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                                    Exhibit A

                                 (See attached.)